Exhibit 99.3

RiT TECHNOLOGIES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special Meeting of Shareholders (the "Special Meeting" or the "Meeting") of RiT Technologies Ltd. (“we,” "RiT" or the "Company") will be held on June,14 2010 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To approve the Product Alliance Agreement between the Company and Stins Coman Incorporated, the Company’s controlling shareholder;

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on May 13, 2010 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Special Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

By Order of the Board of Directors,

Sergey Anisimov
Chairman of the Board of Directors

May 13, 2010

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RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.8 nominal value* (the "Ordinary Shares"), of RiT Technologies Ltd. (“we,” "RiT" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Special Meeting of Shareholders (the "Special Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders.  The Meeting will be held on June 14, 2010 at 10:00 a.m (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

* As previously announced, on August 24, 2009 we effected a one-for-eight reverse split of our Ordinary Shares, and accordingly the nominal value of the Ordinary Shares was changed to NIS 0.8 per share.

Purpose of the Meeting

The agenda of the Special Meeting is as follows:

1.	To approve the Product Alliance Agreement between the Company and Stins Coman Incorporated, the Company’s controlling shareholder;

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Special Meeting.  If any other matters properly come before the Special Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of the proposal set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on May 13, 2010 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. Each Ordinary Share entitles the holder to one vote.  As of May 10, 2010 there were outstanding 2,604,428 Ordinary Shares.

Two or more shareholders conferring in the aggregate 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Board of Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. At such adjourned meeting, any two (2) holders of Ordinary Shares present in person or by proxy, shall constitute a quorum.

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Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Special Meeting, abstentions and broker non-votes will be treated neither as a vote "for" nor as a vote "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about May 18, 2010, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares, as of May 10, 2010, by (i) each person known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned	Beneficially Owned as Percent of Total Shares1
STINS COMAN Incorporated Sergey Anisimov and Boris Granovsky 2	1,583,332	60.8%
Austin W. Marxe and David M. Greenhouse 3	326,771	12.55%
All directors and officers as a group 4	1,650,439	63.37%

(1)
Based on 2,604,428 Ordinary Shares outstanding as of May 10, 2010.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options or warrants currently exercisable or exercisable within 60 days following May 10, 2010 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)
Based on a Schedule 13D/A filed by STINS COMAN Incorporated with the SEC on September 23, 2008, STINS COMAN is the holder of 1,558,905 Ordinary Shares (post reverse split). STINS COMAN reported to the Company that, following the filing of the Schedule 13D, it has purchased an additional 24,427 Ordinary Shares. Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Mr. Granovsky is the CEO of, and owns a minority interest in, STINS COMAN. Consequently, Messrs. Anisimov and Granovsky may be deemed the beneficial owners, and to share the power to vote and dispose of these shares.

(3)
As of December 31, 2009, based on a Schedule 13G filed by Austin W. Marxe and David M. Greenhouse with the SEC on  February 12, 2010. The Schedule 13G indicates that Messrs. Marxe and Greenhouse share voting and  dispositive power as to 141,672 Ordinary Shares and 0 warrants owned by Special Situations Private Equity Fund, L.P., 156,135 Ordinary Shares and 0 warrants owned by Special Situations Technology Fund II, L.P., 28,964 Ordinary Shares and 0 warrants owned by Special Situations Technology Fund, L.P. Marxe and Greenhouse are members of MG Advisers L.L.C., the general partner of and investment adviser to Special Situations Private Equity Fund, L.P., and of SST Advisers, L.L.C., the general partner of and investment adviser to Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P.

(4)
Includes Sergey Anisimov and Boris Granovsky’s beneficial ownership through STINS COMAN as specified above. Includes outstanding options exercisable, within 60 days as of May 10, 2010, into 67,107 Ordinary Shares at exercise prices that range between $2.96 to $25.2 per Ordinary Share and with expiration dates that range between December 2013 and July 2016.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this proxy statement, certain information contained herein, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934).  Forward-looking statements are based on various assumptions (some of which are beyond our control) and may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “continues”, “plans”, “seeks”, “potential”, and similar words and phrases.  Actual results could differ materially from those contained in forward-looking statements due to a variety of factors, including, but not limited to those risks set forth in our SEC filings. Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to release publicly the results of any revisions which may be required to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

ITEM 1 – APPROVAL OF PRODUCT ALLIANCE AGREEMENT
WITH CONTROLLING SHAREHOLDER

As previously announced, on February 19, 2010, we entered into a Product Alliance Agreement with STINS COMAN, our controlling shareholder, subject to receipt of approvals of our Audit Committee, Board of Directors and shareholders, as required by the Israeli Companies Law. On March 30, 2010 and on April 9, 2010 our Audit Committee and Board of Directors approved, respectively, the Product Alliance Agreement (the "Product Alliance Agreement" or the “Agreement”) and the transaction contemplated thereunder (the “Transaction”).

A copy of the Product Alliance Agreement is attached hereto as ANNEX A.

Summary of the Transaction

The following is a summary of the proposed Transaction and is qualified by reference to the full text of the Product Alliance Agreement which is attached hereto as ANNEX A.

The Product Alliance Agreement provides for a cooperation between STINS COMAN and RiT with regard to a laser speed camera (the “Product”) developed by STINS COMAN. Pursuant to the Agreement, STINS COMAN will grant RiT the exclusive rights to, primarily: (a) manufacture the Product in accordance with the Manufacturing File (as defined therein) furnished to RiT by STINS COMAN and (b) sell the Product in the Territory (defined to be worldwide except for Russia and the CIS countries).

Additional key terms of the Agreement include, without limitation, the following:

•
RiT’s obligation to pay STINS COMAN part of the Product’s sales proceeds, which is fifty percent (50%) of an amount equal to the excess of (i) the proceeds from sales of the Product over (ii) the costs of manufacturing the Product (Clause 6.2. of the Agreement). Such payments to STINS COMAN are to be paid not later than three (3) years after actual receipt of the sales proceeds by RIT (Clause 7.1).

•
The conversion right given to STINS COMAN (option to convert the debt to RiT’s Ordinary shares) (Clause 7.5) at a conversion price equal to the NASDAQ price of RiT’s shares on the last day prior to the signing of a definitive Share Purchase Agreement (“Definitive Agreement”) for the issuance and sale of RiT’s shares upon such conversion.

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•	RiT’s right to purchase the Product at an agreed upon Purchase Price (Clauses 8.1-8.2).

•
Stins Coman representation and Warranty that the Product, once manufactured according to the Manufacturing File, will perform correctly at its intended work environment and will function successfully as planned for during the development process (Clause 9.1.3).

•
Stins Coman undertaking to indemnify RiT in respect of all damages actually incurred or suffered by RiT as a result of a claim by a third party that the use or sale of  the Product infringes a valid patent, trademark, copyright or other intellectual property right (Clause 11); and

•	The Agreement’s Term for a period ending at the expiry of the third Contractual Year (unless extended by mutual written agreement) (Clause 13).

Reasons for the Transaction

In approving the Transaction, our Audit Committee and Board of Directors considered various factors, including the following:

•	The Product Alliance Agreement is in the best interests of the Company because of the prospects of increasing our sales and revenues by selling the Product in the Territory;
•	We do not have a prior experience or expertise in the field of speed laser cameras and, essentially, we will be entering into a new business line;
•	STINS COMAN has only completed an initial development of the Product and it has not commenced sales thereof and we cannot be certain that a market will develop for such Product;

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company is authorized to enter and perform the Product Alliance Agreement; and the Company is authorized to enter into such modifications or amendments thereto, upon the terms and conditions so negotiated; provided that any such modification or amendment is conditioned upon the further approval by the Audit Committee and the Board of Directors; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any such modifications or amendments in accordance with these resolutions”; and

"RESOLVED, that to effectuate any possible future conversion of debt to equity under the Product Alliance Agreement, the Company be, and hereby is, authorized to enter into a definitive securities purchase agreement with STINS COMAN, which agreement shall set forth the agreed terms of such conversion and such other terms and conditions substantially similar to the Securities Purchase Agreement entered between the parties and dated September 11, 2008, as the authorized officers of the Company deem fit".

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Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, and provided that either (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a "personal interest" in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. STINS COMAN Incorporated has a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at +972 (3) 766-4249 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Sergey Anisimov
Chairman of the Board of Directors

Dated: May 13, 2010

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Annex A

Product Alliance Agreement

THIS AGREEMENT (the “Agreement”) made and entered into as of the 19 day of February, 2010, by and between RiT Technologies Ltd., having its principal place of business at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel ("RiT") and «STINS COMAN INCORPORATED», a Russian corporation having its principal place of business at 126, Pervomayskaya str., Moscow, Russia, 105203 (“Stins”), (each a "Party" and together the "Parties").

WHEREAS	Stins has developed a laser speed camera product (the “Product” as defined below); and

WHEREAS
The Parties have complementary capabilities enabling them to further improve, manufacture and sell the Product on a worldwide basis. This joint objective shall be referred to herein as the“Alliance Objective”; and

WHEREAS	For fulfilling the Alliance Objective, the Parties wish to define their obligations and rights by executing this Agreement

NOW, THEREFORE, the Parties agree as follows:

1.	INTERPRETATION & DEFINITIONS

In this Agreement the following expressions shall bear the meanings set forth alongside them, insofar as such meaning does not contradict the contents or context thereof:

1.1	“Commencement Date” means the date of this Agreement indicated on the top of page 1.

1.2
“Contractual year” means the period commencing with the Commencement Date and ending on December 31st, 2010 for the first Contract Year and each successive twelve month period ending on December 31st thereafter.

1.3	“Initial Batch” has the meaning assigned to it in Clause 4.2.

1.4
“Manufacturing File” means all necessary and customary documentation in English, with sufficient content to enable the manufacture of the Product including, without limitation (a) drawings, schemes, manufacturing instructions etc. and (b) the object code and source code of any software embedded in the Product or used to manage it.

1.5	“Product” means Stins’ laser speed camera set forth in Exhibit A hereto.

1.6	“Purchase Price” shall have the meaning assigned to it in Clause 9.2.

1.7
“Qualified Distributor” means a legal entity, which acts in the field of manufacturing and selling of speed measuring tools, and is able to obtain all the regulatory and other standards certifications for the Product on the Territory. Furthermore, the Qualified Distributor  shall also be able to sell  the Product in the Territory.

1.8	“Rights of Manufacture and Sale” has the meaning assigned to it in Clause 3.2.

1.9	“Second Batch” has the meaning assigned to it in Clause 4.5.

1.10	“Territory” means worldwide, except for the Russian Federation and the CIS countries. The Territory can be extended by mutual written agreement of the Parties.

1.11	“Term” has the meaning assigned to it in Clause 14.

1.12	All references in this Agreement to “$” or “Dollars” refer to US Dollars

2.	ALLOCATION OF DUTIES AND EXPENSES

For consummating the Alliance Objective, the Parties agree to the following   framework of duties between them:

2.1
Stins will provide RiT with the complete Product’s Manufacturing File, to enable RiT the manufacture of the Product. In addition, Stins will give RIT an exclusive license to manufacture the Product and to sell it in the Territory. The expenses for such duties shall be at the sole expense of Stins.

2.2	RiT will manufacture the Product according to the Manufacturing File. In addition, RiT will sell the Product in the Territory. The expenses for such duties shall be at the sole expense of RiT.

2.3	In addition and in accordance with the preceding, the Parties assume certain obligations and rights as specifically set forth in this Agreement.

3.	STINS OBLIGATIONS

3.1
In order to fulfill this Agreement Stins undertakes to transfer to RiT a complete Manufacturing File and any other relevant materials for the Product, sufficient to enable RiT the immediate manufacture of the Product in its current design. Such transfer shall be made immediately following the signature of this Agreement.

3.2
Stins hereby gives RiT, the exclusive rights to: (a) manufacture the Product (personally or through third party contractors at the sole discretion of RIT) in accordance with the Manufacturing File and any improvements thereto, subject to receipt of Stins’ consent on such improvements, and (b) sell the Product in the Territory (Hereinafter the “Rights of Manufacture and Sale”). At the same time Stins is entitled to receive from RiT part of money from the Product selling as provided for in Clause 6 hereinafter. To relieve any doubt, Stins being the owner of the Product retains the right to manufacture the Product for sale outside of the Territory, at the sole discretion of Stins. RiT is not obligated to manufacture the Product for sales outside of the Territory.

3.3
Other than in the case of RiT’s purchase of the Product (as provided for in Clause 9 herein), Rit’s Rights of Manufacture and Sale shall be irrevocable for a period equal to the longer of (a) the Term and any extension thereof, and (b) 24 months from the Commencement Date, notwithstanding the termination or expiry of this Agreement. At the same time Stins keeps the right to obtain money in accordance with Clause 6 of the Agreement.

3.4
Stins further undertakes personally or through Qualified Distributor proceedings and other persons to get all the necessary certificates of the regulatory authorities and standard certifications for the Product in the Territory

3.5	Stins shall recommend to RiT four Qualified Distributors for the Product sales in the Territory.

3.6
Only in case RiT will not succeed in its efforts to sell the Initial and Second Batch of the Product (as provided for hereinafter) for a period of 6 months following the completion of the Second Batch, Stins shall purchase from RiT all the non-sold pieces of the Product at a minimum price for covering the manufacture costs of the given quantity of such non-sold pieces. . In this case Parties shall conclude a purchase and sale Agreement for the left pieces of the Product in accordance with the terms of this clause and without derogating from Stins firm undertaking to purchase said non sold pieces.

4.	RIT’S OBLIGATIONS

4.1
RiT undertakes to manufacture the Product in accordance with the Manufacturing File, using good materials and workmanship. If Stins approves, RiT is entitled to make any modifications and/or improvements and/or adjustments to the current Product and to the Manufacturing File.

4.2	RiT shall manufacture a first batch of approximately 10 pieces of the Product (the “Initial Batch”).

4.3
The manufacturing facilities and processes shall be selected at the sole discretion of RIT, with the goal of optimizing quality and cost. For that end, RiT shall choose, at its sole discretion, any contractors authorized by RiT for performing any of its obligations hereunder.

4.4
RiT will obtain a safety report for the Product, satisfactory to RiT, and thereafter RiT will deliver the Product to Qualified Distributor or other persons to get all the necessary certificates of the regulatory authorities and standard certifications (without derogating from Stins undertaking in Clause 3.4 hereinabove).

4.5
In parallel with the preceding activities, RiT will start a serial manufacturing of a second batch of 100 pieces or above, as RiT will then deem fit (the “Second Batch”). This Second Batch will be sold by RiT through the Qualified Distributors or otherwise at the discretion of RiT.

4.6	At any stage RiT shall use its own label brand on the Product, on a worldwide basis, unless otherwise agreed upon between the Parties.

4.7	RiT shall be responsible for customary warranties for the Product and for any other liability imposed on manufacturers in general, by applicable rule of law.

4.8	RiT shall provide customer support for its customers.

4.9
The costs of manufacturing the Initial and Second Batch and the satisfaction of all other RiT’s undertakings herein this Agreement, shall be at the sole expense of RiT, without derogating from RiT’s right and Stins’ undertaking provided for in Clause 3.5 above.

5.	PARTIES’ RIGHT TO CEASE OR CONTINUE THE MANUFACTURE AND SALE OF THE PRODUCT

5.1
Upon the completion of the Initial Batch and Second Batch and the best efforts to sell them, each Party may resolve on the cease of manufacturing the Product (with immediate effect) or alternatively the continuance of such manufacture and sale of the Product in accordance with this Agreement.

5.2
At any stage, RiT may decide, at its sole discretion, the prices of sale and the means of sale to apply from time to time, including without limitation, direct sales, sales through agents/representatives, distributors etc.

6.	CREDIT TO STINS

6.1	In accordance with this Agreement Stins have the right to receive part of the money received by RiT from the Product sales in the Territory, in accordance with the following.

6.2
RiT shall pay Stins money originated from the Product sales in the following amount: fifty per cent (50%) of an amount equal to the excess of (i) the Proceeds from Sales of the Product over (ii) the Costs of Manufacturing the Product. This definition of Royalties can be reflected in algebraic style, as follows:

The amount of payment to Stins = 0.5 x (Proceeds from sales of Product – Costs of Manufacturing the Product).

6.3	“Proceeds from Sales of Product” means the proceeds received in consideration of sale of the Product, which shall be based on the Net Invoice Price of any order pertaining to such Product.

6.4
“Net Invoice Price” of an order means the total price at which such order is invoiced to the respective customer, including any increase or decrease in the total amount of the order and any allowance or discounts granted to such respective customer by RiT, but excluding shipping and mailing costs to the customer, taxes, and insurance. Any commission and/or charge to a third Party, associated to the invoice and charged to RiT, shall be deducted from the "Net Invoice Price".

6.5
“Costs of Manufacturing the Product” mean actual costs and expenses as shown in RiT’s records, incurred by RiT for manufacturing the Product, including manufacturing overhead and any expenses associated with shipping and/or transferring the Product following the manufacture thereof, to RiT’s delivery point.

7.	COMPUTATION OF MONEY DUE TO STINS

7.1
Money due to Stins is to be paid by RiT not later than three years counted from the day when RiT actually received the payment for the sales of the Product. In the event of the partial payment, the payments shall be due with respect to the portion of the payment that RiT actually received.

7.2	RiT shall send Stins a statement showing the payments computation based on the invoices actually paid for.

7.3
If any Product have been returned by any respective customer, or an allowance credited to such respective customer for any reason by RiT, an amount previously credited to Stins on such sales shall be deducted from any sum due to Stins provided, however that such return of the Product did not result from any defect in manufacture of such Product.

7.4
RiT may be obligated under any applicable law or rule to withhold from money due to Stins hereunder any amounts for income taxes, social security or similar items in Israel or elsewhere. In such a case, the appropriate withholding tax amount shall be reduced from the money due to Stins hereunder. Other than the preceding (if applicable), Stins, as an independent contractor, shall remain solely responsible and bear all taxes, tax returns and reports to be paid or filed.

7.5
Stins is entitled to convert any amount due to Stins in accordance with Clause 6 and 7 of this Agreement into the ordinary shares of RiT Technologies Ltd. (the “Shares”) at  a conversion price equal to the price of RiT’s share at the NASDAQ market on the last day before the signature of the Definitive Agreement (as defined below). This conversion is possible subject to Stins’ 30 days prior notification in writing to RiT, determining the amount chosen for conversion. Furthermore the Parties will agree and sign as soon as possible after such notice  a Definitive Agreement (the “Definitive Agreement”), drafted in accordance with this Clause 7.5 and other customary terms and conditions.

8.	RIT’S RIGHT TO PURCHASE THE PRODUCT

8.1
If and when applicable, upon the sale of 1200 Product pieces by RiT (or a higher number of pieces needed to achieve a minimum aggregate revenues of $7.8M), RiT shall be entitled to purchase from Stins the ownership and all rights in the Product.

8.2
The purchase price for the Product and all rights to it shall be an amount equal to the excess of (a) $4M over (b) the then aggregate money amount due to Stins (the “Purchase Price”). This definition of Purchase Price can be reflected in algebraic style, as follows:

Purchase Price = $ 4,000,000 - (aggregate money due to Stins)

8.3
Upon such purchase of the Product by RiT, this agreement shall automatically be terminated, and Stins shall not be entitled to any further payments for the Product, and not to any other right regarding the Product.

All the provisions of Clause 7 hereinabove shall apply also to the payment of the Purchase Price.

9.	REPRESENTATIONS AND WARRANTIES

9.1	Stins represents and warrants that:

9.1.1	It has the unrestricted right and authority to enter into and perform this Agreement, and that no consent of any other person or entity is needed to enter into this Agreement.

9.1.2	It has full and exclusive ownership in the Product and entering and performing this Agreement will not result in infringement of any third party’s intellectual property.

9.1.3
The Product, once manufactured according to the Manufacturing File, will perform correctly at its intended work environment and will function successfully as planned for during the development process.

9.2	RiT represents and warrants that:

9.2.1	Subject to the receipt of the 3 approvals provided for in Clause 21 herein, RiT will be entitled to enter into this Agreement.

9.2.2	Its manufacture of the Product will be free of defects in material and workmanship under normal use in accordance with the Manufacturing File.

9.2.3	It shall be solely responsible for any warranties which it makes to any customer relating to the manufacture and sale of the Product.

10.	Reserved

11.	INTELLECTUAL PROPERTY INDEMNITY

11.1
Stins hereby undertakes to indemnify RiT in respect of all damages, liabilities, costs, expenses, losses, claims demands, reasonable legal costs and disbursements actually incurred or suffered by RiT as a result of a claim by a third party that the use or sale of  the Product infringes a valid patent, trademark, copyright or other intellectual property right, expressly provided that: (a) such alleged infringement consists solely of the use or sale of the Product as contemplated herein this Agreement; (b) RiT shall provide written notice within fifteen (15) days of any such claims to Stins; (c) RiT shall not enter into any compromise, settlement or agreement to pay compensation without Stins’ prior written consent; (d) RiT shall provide full information, cooperation and support necessary to Stins defense or settlement of such claim being understood that Stins shall reimburse to RiT the reasonable cost for such information, cooperation and support,  and (e) Stins shall have sole control and authority to assume the defense thereof through its own counsel and to compromise or settle any such claims.

11.2
The foregoing shall not apply to the extent that the infringement arises from or is caused by correction or modification or additions to the Product other than by Stins or with Stins’ prior written approval.

12.	CONFIDENTIALITY AND INTELLECTUAL PROPERTY RIGHTS

12.1	This Agreement is contingent upon the Parties hereto executing or having executed an NDA in the form attached hereto as Exhibit B hereto.

12.2
All intellectual property rights in the Product and any modifications thereto and/or the Manufacturing File and/or Stins know-how and techniques and/or Confidential Information (as such term is defined in the NDA) are the sole and exclusive property of Stins and any information disclosed by Stins to RiT relating thereto is hereby expressly identified as Confidential Information.

12.3	This Section in its entirety and the NDA shall survive the expiration and/or termination of this Agreement (other than in the case of RiT’s purchase of the Product as provided for above).

13.	TERM

This Agreement shall commence on the Commencement Date and shall continue thereafter for a period ending at the expiry of the third Contractual Year. The term of this Agreement may be extended for additional periods of time, as the Parties may agree in a written instrument signed by both Parties (the "Term").

14.	TERMINATION

14.1	Each Party may terminate this Agreement with or without cause, upon not less than 6 month’s prior written notice to the other Party until the Agreement termination.

15.	CONSEQUENCES OF TERMINATION

15.1	To relieve any doubt, the termination or expiration of this Agreement, shall not derogate from RiT’s irrevocable Rights of Manufacturing and Sale during the period specified in Clause 3.3 above).

15.2
In addition, following termination or expiration, RiT shall not be prohibited from taking all necessary steps, as determined by RiT in its sole discretion, in order to comply with RiT’s ongoing obligations towards its customers in connection with the Product.

15.3
Termination or expiration of this Agreement will not affect any of either Parties obligations which exist as of the date of termination or expiration, or which, by the context of this Agreement, are intended to survive its termination. Without derogating from the aforementioned, RiT’s obligation to credit Royalties hereunder shall survive termination or expiration of this Agreement.

16.	CONFLICTS; AMENDMENTS; ASSIGNMENT; ENTIRE AGREEMENT; WAIVERS; AGREEMENT’S EXPENSES

This Agreement and the annexes thereto consist an integral part hereof.  In the event of conflict between this Agreement and any of its annexes hereto, the terms and conditions of this Agreement shall prevail. This Agreement may not be modified except by written instrument signed by a duly authorized representative of each of the Parties. This Agreement or any part thereof may not be assigned by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld. This Agreement consists of the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes all prior written or oral agreements with respect hereto. Any failure by any Party hereto to enforce strict performance by the other Party of any provision herein shall not constitute a waiver of the right to subsequently enforce such provision or any other provision of this Agreement. Each Party shall pay all of its own fees and expenses (including all legal, accounting and other advisory fees etc.) incurred in connection with the negotiation and execution of this Agreement and the arrangements contemplated hereby.

17.	SEVERABILITY OF PROVISION

Each provision of this Agreement is severable and distinct from others.  If any provision is found to any extent to be invalid, illegal or unenforceable by any Court of competent jurisdiction or rule of law, it shall to that extent be deemed not to form part of this Agreement but (except to that extent in the case of that provision) it and all other provisions of this Agreement shall continue in full force and effect and their validity, legality and enforceability shall not be affected or impaired. The invalid, illegal or unenforceable provision shall be replaced by a rule, the economic effects of which are as close as legally possible to the invalid, illegal or unenforceable provision.

18.	GOVERNING LAW

This Agreement shall be deemed to be made in the State of Israel and the construction, validity, performance and expiration and/or termination thereof shall be governed in all respects by Israeli laws and the Parties hereto agree to submit to the non-exclusive jurisdiction of the Israeli Courts.

19.	FORCE MAJEURE

Neither Party shall incur any damages and costs nor liability to the other arising out of delays in the performance of its obligations hereunder solely by force majeure. For the purpose of this Agreement but not by way of limitation, force majeure shall mean any cause of delay beyond the reasonable control of the Party liable to perform unless conclusive evidence to the contrary is provided and shall include strikes, lockouts, riots, sabotage, act of war or piracy, destruction of essential equipment by fire, explosion, storm, flood or earthquake.

20.	INDEPENDENT CONTRACTORS

Nothing contained herein shall be deemed or construed as creating a joint venture or a partnership between the Parties. The relationship between the Parties is that of independent contractors. Neither Party, nor its agents or its employees shall be deemed to be the agent or employee of the other Party, and therefore are not entitled to any employee benefits of the other Party. Neither Party shall have the right to bind the other Party, transact any business in the other Party's name or in its behalf or incur any liability for or on behalf of the other Party.

21.	CONDITIONS PRECEDENT

This Agreement is subject to the grant of all formal approvals by RiT’s (i) Audit Committee (ii) Board of Directors and (iii) Shareholders, unless this approval will not be needed in such circumstances to be determined solely by RiT (as a matter of Israeli Law). This Agreement shall not enter into force and effect before the issuances of such approvals, and in case any of said approvals is not granted, no Party shall have any claims or demands against the other Party for said result.

This agreement is made in Russian and English languages. In case of contradictions between Russian and English text, the Russian text has primary force before the English text.

IN WITNESS WHEREOF, the Parties hereto, each acting under due and proper authority, have executed this Agreement as of the date written above.

Company “STINS COMAN Incorporated”

Address: Pervomayskaya St. 126, 105203 Moscow, Russia
Bank details:
SWIFT: TEMBRUMM
TEMBR-BANK OAO
MOSCOW, RUSSIA

АСС. 0103493417
in VTB Bank (Deutschland) AG
WALTER-KOLB-STRASSE 13 D-60594
FRANKFURT AM MAIN, GERMANY 1.2 SWIFT: OWHBDEFF

account 40702840906000002797 in JSC «TEMBR-Bank» Moscow
Correspondent account 30101810000000000166
BIC 044585166
TIN 7719570940
KPP 771901001
OGRN 1057748890473

President

_________________/Sergey Anisimov/
Seal

RiT Technologies Ltd.

Address: Raoul Wallenberg 24 Street, Tel Aviv, 69719, Israel

Bank details:
Bank Hapoalim Hadar Yosef, branch 610
Account: Nr. 366688 of RiT Technologies Ltd.
Swift: POALILIT

President

____________________/Avi Kovarsky/
Seal

Exhibit A

To the Product Alliance Agreement
Description of the laser speed camera- the “Product”

AMATA LASER speed camera with photofixation is designed for measuring and fixation of vehicles speed of movement and photo fixing of the fact of the rules of the road violations.

MAIN TECHNICAL CHARCTERCTERISTICS

Parameters of speed/distance measuring channel

Speed measurement range, km/h	1,5 - 280
Device measurement error , km/h	2
Maximum distance of speed measurement, m	700

Video/photo parameters

Speed of video recording, fps	5, 10, 15
Graphical resolution of built-in display, pixel	640 х 480
Graphical resolution of picture, pixel	1600 х 1200
Minimal photographing distance, m	15
Display size, inch.	5,7

Distance of number plate determination, m 25 -250

Service functions

Availability of a wireless remote control	Yes
Connection with computer	USB 2.0
Speed measuring in automatic mode	Yes
Renewal of the software version	Yes

Constructive functions

Battery operation time, h	4*2=8
Input Voltage Range:, V	10…15
Power consumption, W	6
Dimensions, mm	230 х 120 х 95
Weight (incl. built-in battery), kg	1,5
Internal storage, GB / number of pictures	2 / 6000
Range of operating temperatures, ºC	- 30…+ 50

* Note: The Product and the Manufacturing File relating to it are to meet latest version of Stins’ technology regarding the laser speed camera. In case of appearance of the Manufacturing File modifications from Stins’s side then such modifications to be provided to RiT, to manufacture and sell under the terms of the Product Alliance Agreement. All the Manufacturing File modifications made from RiT’s side are to be agreed with Stins Coman without fail.

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